Monmouth Real Estate Investment Corporation
Juniper Business Plaza, Suite 3-C, 3499 Route 9 North
Freehold, New Jersey 07728
(732) 577-9996

October 6, 2009

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Ms. Sonia Barrows

Re:	Monmouth Real Estate Investment Corporation – Form S-3/A
        (File Nos. 333-136896) (CIK: 0000067625)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Monmouth Real Estate Investment Corporation (the “Company”) hereby requests withdrawal of its Amendment to Registration Statement on Form S-3/A (File No. 333-136896) together with all exhibits and amendments thereto (the “Amendment”), that was filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2009.  The Company requests withdrawal of the Amendment because it was coded with the wrong Edgar submission type code.  The Company will immediately after this filing be resubmitting its filing as a Post-Effective Amendment No. 1 to the original Registration Statement on Form S-3 (File No. 333-136896), that was originally filed with the Commission on August 25, 2006 using the correct Edgar submission type.

If you have any questions with respect to this request, please call Gary D. Gilson of the law firm of Husch Blackwell Sanders LLP at (816) 983-8141.

Sincerely,
MONMOUTH REAL ESTATE INVESTMENT CORPORATION
By: /s/ Anna T. Chew
Anna T. Chew
Chief Financial Officer